Lang Michener LLP
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File Number: 57562-0016-Letters

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E-Mail: tdeutsch@lmls.com

June 12, 2007

Delivered, via facsimile (to (202) 772-9220) and filed on EDGAR

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C.
U.S.A., 20549 - 0405
Mail Stop 7010

Attention:       Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:

Uranium Energy Corp. (the "Company")
File No. 333-140722
Acceleration Request for Registration Statement

            We are counsel for the above-referenced Company and we are pleased to acknowledge receipt, on behalf of the Company, of a recent telephone message, of earlier today, from Ms. Donna Levy of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), and confirming that Staff of the SEC has no further comments to the Company's Amendment No. 3 to its Registration Statement on Form SB-2 (the "Registration Statement"), which was previously filed on May 31, 2007, and thereby indicating that the SEC would now consider an acceleration request for effectiveness from the Company for its Registration Statement.

            Correspondingly, and on behalf of the Company, we now take this opportunity to enclose, as requested by Staff of the SEC, the Company's written acceleration request to the SEC, dated as at June 12, 2007, to the effect that its subject Registration Statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Friday, June 15, 2007, or as soon thereafter as is practicable. In this regard we confirm that the Company's acceleration request acknowledges that:

"(a)     we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

(b)     should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)     the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)     the Company may not assert this action as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

            While we now await the SEC's further advice we remain, always,

Yours very truly,

Thomas J. Deutsch
for Lang Michener LLP

Enclosed acceleration request by the Company
cc:          Ms. Donna Levy, SEC (w/copy of Enclosure)
cc:          The Company (w/copy of Enclosure)